Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2021

ASSETS

Cash and equivalents	$	80,438
Deposits with clearing firms		128,626
Receivable from brokers and dealers		175,642
Prepaid expenses		47,339
Operating lease right-of-use asset		25,684
Fixed assets, net of accumulated depreciation of $107,759		11,459
Total assets	$	469,188

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	61,323
Lease liability		23,491
Members' equity		384,374
Total liabilities and members' equity	$	469,188

See accompanying notes.